UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-39601

MINISO Group Holding Limited

8F, M Plaza, No. 109, Pazhou Avenue

Haizhu District, Guangzhou 510000, Guangdong Province

The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ☒            Form 40-F      ☐

Exhibit Index

Exhibit 99.1 — Press Release—MINISO Announces Annual General Meeting on June 20, 2024 and Filing of Transition Report on Form 20-F

Exhibit 99.2 — Notice of Annual General Meeting

Exhibit 99.3 — Annual General Meeting Circular

Exhibit 99.4 — Form of Proxy for Annual General Meeting

Exhibit 99.5 — Ballot for Annual General Meeting

Exhibit 99.6 — Form of Voting Instruction Card for Holders of American Depositary Shares

Exhibit 99.7 — 2023 Hong Kong Annual Report (for the six months ended December 31, 2023)

Exhibit 99.8 — 2023 Environmental, Social and Governance Report (for the six months ended December 31, 2023)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINISO Group Holding Limited

By	:	/s/ Jingjing Zhang
Name	:	Jingjing Zhang
Title	:	Chief Financial Officer

Date: April 16, 2024